Questions & Answers

For Managers

Alcan Agrees to Combine with Rio Tinto

  Why is this transaction the best one for Alcan?

Alcan's Board strongly believes that the proposed transaction with Rio Tinto is a winning combination for both companies.  This combination creates a new global leader in the aluminum industry with unrivalled development opportunities, provides superior value, certainty and timing for Alcan shareholders, and deepens Alcan's commitments and values in Canada.  After a rigorous process, our Board firmly believes it is the right choice for Alcan, our shareholders, our employees, and our communities.

This all-cash transaction represents a 65.5% premium over Alcan's closing share price of US$61.03 on May 4, 2007, the last trading day on the NYSE prior to Alcoa's unsolicited offer for Alcan, and a 32.8% premium to the value of Alcoa's current offer of US$76.03, based on Alcoa's closing share price on July 11, 2007.

  Would we have done something like this had Alcoa never approached us with a hostile offer?

We've always said that this is an evolving, dynamic industry, and we are committed to doing what's best for our stakeholders.  We've agreed to join forces with a complementary and strong global player to create a new global leader in the aluminum industry with growth opportunities for all.

  What does this mean for employees?

This proposed transaction combines two highly complementary, growing businesses.  This will mean significant opportunities for Alcan employees as part of the combined company.

The new global aluminum products group will be named Rio Tinto Alcan and will be headquartered in Montreal.  Alcan's current President and Chief Executive Officer, Dick Evans, will become CEO of the combined group.  Aluminium smelting technology R&D group will remain in Quebec and France as today.  The Engineered Products business will be based in Paris, France, and the Bauxite and Alumina businesses will be based in Brisbane, Australia.

The new Rio Tinto Alcan will be a global leader in the aluminum industry with large-scale, long-life, low-cost bauxite and alumina capacity creating the industry's leading low-cost integrated producer. Combined, the global aluminum business had proforma 2006 revenues of US$27.1 billion, earnings before interest, taxes depreciation and amortization (EBITDA) of $5.3 billion and 71,047 employees worldwide.

  Will there be any layoffs?

This proposed transaction combines two highly complementary, growing businesses.  This will mean significant opportunities for Alcan employees as part of the combined company.

  What will happen to my benefits and compensation?

While it is too early for specifics, we don't expect material changes.

  What are the next steps?

We will apply for regulatory approval and Rio Tinto's shareholders will vote on the transaction.  We expect it to close by the end of the third quarter or early fourth quarter of 2007.

  What are the odds that this deal doesn't go through or there is another bidder?

It would be inappropriate to speculate.

  Will current management remain in place?

The current Alcan CEO, Dick Evans will become CEO of the combined Rio Tinto Alcan, based in Montreal.  He will also become a member of the Rio Tinto Board of Directors.  Alcan management will be a key part of the combined aluminum business management team.

  Why will you divest the Packaging business?

As part of its review of strategic alternatives, the Alcan Board has concluded that Alcan Packaging will be divested so that it can optimize its business model and the combined Rio Tinto Alcan can focus on core aluminum operations.

  Which unions are affected by this deal and will this have an impact on negotiations?  Could unions hold up the deal?

The transaction should not impact labor negotiations.  The unions are an integral part of Alcan's business and we are committed to working with them to ensure everyone understands the benefits of this proposed transaction.

  Alcan has many major projects in the design or execution phase. Are these projects being compromised?

It is business as usual.

  Where can I get more information or who can answer questions I may have?

You visit the "Alcan Speaks" section of the Alcan Source intranet portal, or you can speak to your manager.